August 10, 2010

VIA ELECTRONIC FILING

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ms. Sheila Stout

Re: Baron Select Funds Form N-CSR for the fiscal year ended December 31, 2009, File Nos. 333-103025; 811-21296

Dear Ms. Stout:

This letter is in response to the comments received from you during a conference call on Thursday, August 5, 2010 in connection with the Form N-CSR of Baron Select Funds (the “Registrant”) for the fiscal year ended December 31, 2009 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”) on February 26, 2010 (the “Annual Financial Report”).

In addition, in connection with this filing, the Registrant hereby states the following:

1.        The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and Registrant and its management are responsible for the content of such disclosure;

2.        The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC or other action with respect to the disclosure made herein; and

3.        The Registrant represents that neither Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Form N-PX—Annual Report of Proxy Voting Record of Registered Management Investment Company

Comment: Form N-PX must be signed on behalf of the Registrant by its principal executive officer. Correct and re-file the previous Forms N-PX that were filed with the Commission on August 20, 2009 and ensure that future filings of Form N-PX are signed by the principal executive officer of the Registrant.

Response: The Registrant will correct and re-file the previous Forms N-PX that were filed with the Commission on August 20, 2009 and will ensure that future filings of Form N-PX are signed by its principal executive officer.

COMMENT 2: Annual Financial Report—Management’s Discussion of Fund Performance

Comment: Include a discussion of the relevant market conditions that affected the Funds’ performance.

Response: The Registrant will include a discussion of the relevant market conditions that affected the Funds’ performance in the Management’s Discussion of Fund Performance sections of its future Annual and Semi-Annual Financial Reports.

COMMENT 3: Annual Financial Report—Baron Retirement Income Fund—Performance

Comment: Include a discussion of the Distribution Policy of Baron Retirement Income Fund in a footnote to the “Average Annual Total Returns” table in that Fund’s Performance.

Response: The Registrant will include a discussion of the Distribution Policy of Baron Retirement Income Fund in a footnote to the “Average Annual Total Returns” table in that Fund’s Performance in its future Annual and Semi-Annual Financial Reports.

COMMENT 4: Annual Financial Report—Statement of Net Assets—Baron Partners Fund

Comment: In the Statement of Net Assets of Baron Partners Fund, it states that 26.37% of the net assets of the Fund are invested in Financials. In this case, is Financials a sector or an industry? If it is an industry, then include a discussion of concentration risk in the Fund’s prospectus.

Response: Financials is a sector, not an industry. As a fundamental policy of the Fund, investments in specific industries are limited to less than 25%.

COMMENT 5: Annual Financial Report—Statements of Operations

Comment: Explain what the “miscellaneous income” item for Baron International Growth Fund represents.

Response: The miscellaneous income item for Baron International Growth Fund is a consent payment for a bond, which is an incentive payment to tender bonds before a tender deadline.

COMMENT 6: Annual Financial Report—Notes to Financial Statements

Comment: In Note 4 in the Notes to Financial Statements, include the dates through which the contractual expense waiver is in place.

Response: The Registrant will include the dates through which the contractual expense waiver is in place in Note 4 in the Notes to Financial Statements in its future Annual and Semi-Annual Financial Reports.

COMMENT 7: Annual Financial Report—Management of the Funds

Comment: Include the term of office of the Trustees in the Management of the Funds section of the Annual Financial Report. Also, include a statement that additional information about the Trustees and Officers can be found in the Registrant’s Statement of Additional Information and that the Statement of Additional Information is available without charge.

Response: The Registrant will include the term of office of the Trustees in the Management of the Funds section of future Annual Financial Reports and will also include a statement that additional information about the Trustees and Officers can be found in the Statement of Additional Information and that the Statement of Additional Information is available without charge.

COMMENT 8: Annual Financial Report—Item 4—Principal Account Fees and Services

Comment: Include the information required by Item 4 of Form N-CSR for the last two fiscal years.

Response: The Registrant will include the information required by Item 4 of Form N-CSR for the last two fiscal years in its future Annual Financial Reports.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel

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